Form 40-F
period 2021-04-30
Uranium Royalty Corp.
filed 2021-07-28
CIK 1711570

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	April 30, 2021	Commission File Number:	001-40359

URANIUM ROYALTY CORP.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

1090

(Primary Standard Industrial Classification Code Number (if applicable))

98-1507764

(I.R.S. Employer

Identification Number (if applicable))

Suite 1830, 1030 West Georgia Street,

Vancouver, British Columbia, V6E 2Y3, Canada

(604) 396-8222

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares without par value	UROY	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

[X]	Annual information form	[X]	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 74,604,531.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	[X]	No	[ ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	[X]	No	[ ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company	[X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

EXPLANATORY NOTE

Uranium Royalty Corp. (the “Company”) is a Canadian public company whose common shares are listed on the TSX Venture Exchange and on the Nasdaq Capital Market. The Company is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined by Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

References to the “Registrant” or “Company” in this annual report mean Uranium Royalty Corp. and its subsidiaries, unless the context suggests otherwise.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto may contain certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, and within the meaning of Canadian securities laws, collectively referred to as “forward-looking statements.” The forward-looking statements contained in this annual report on Form 40-F are made only as of the date hereof. The forward-looking statements contained in the exhibits incorporated by reference in this annual report on Form 40-F are made only as of the respective dates set forth in such exhibits. The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Without limitation, these statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate,” “plan,” “contemplate,” “continue,” “estimate,” “expect,” “intend,” “propose,” “might,” “may,” “will,” “shall,” “project,” “should,” “could,” “would,” “believe,” “predict,” “forecast,” “target,” “aim,” “pursue,” “potential,” “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied on. In addition, this annual report and the exhibits attached hereto may contain forward-looking statements attributed to third-party industry sources.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including, among other things, the following: market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; future operations and developments on the properties in which the Company holds or may hold interests; and, the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company’s interests. Without limitation, this annual report and the exhibits attached hereto contain forward-looking statements pertaining to the following: future events or future performance; the potential benefits of recent acquisitions; the impact of general business and economic conditions; expectations regarding uranium prices and the impacts of U.S. and other governmental policies on uranium demand; expectations regarding supply and demand for uranium; the impacts of the novel coronavirus (“COVID-19”) on the business of the Company and the operators of the projects underlying its projects the ongoing operation of the properties in which the Company holds or may hold uranium interests; future debt levels, financial capacity, liquidity and capital resources; anticipated future sources of funds to meet working capital requirements; future capital expenditures and contractual commitments; expectations respecting future financial results; expectations with respect to the Company’s financial position; and expectations regarding the Company’s business plans, strategies, growth and results of operations.

Investors are cautioned that forward-looking statements are not guarantees of future performance and actual results could differ materially from those anticipated in these forward-looking statements as a result of the following risk factors: any inability to realize on the benefits of recent acquisitions; dependence on third-party operators; the Company has limited or no access to data or the operations underlying its interests; risks faced by owners and operators of the properties underlying the Company’s interest; the Company is dependent on future payments from owners and operators of its royalty and other interests; volatility in market prices and demand for uranium and the market price of the Company’s other investments; risks related to epidemics, pandemics and other health crises including COVID-19; fluctuations in the market prices of the Company’s investments; commodities price risks; risks associated with future acquisitions; effects of competition and pricing pressures; changes in general economic, financial, market and business conditions in the industries in which uranium is used; the impact of COVID-19 on the Company and global markets; risks related to interest rate fluctuations and foreign exchange rate fluctuations; alternatives to and changing demand for uranium; the absence of any public market for uranium; changes in the technologies pertaining to the use of uranium; potential conflicts of interests; actual results differing materially from management estimates and assumptions; fluctuations in the value of the Canadian dollar; changes in legislation, including permitting and licensing regimes and taxation policies; risks relating to buy-back and similar rights held by the operators of the Company’s interests; royalties, streams and similar interests may not be honoured by operators of a project; any inability of the Company to obtain necessary financing when required on acceptable terms or at all; risks related to the competitive nature of the royalty and streaming business; regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located; influence of macroeconomic developments; reduced access to debt and equity capital; any inability of the Company to execute its growth strategy; any inability to attract and retain key employees; litigation; title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests; excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests; rate and timing of production differences from resource and reserve estimates; risks associated with First Nations land claims; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and the other risks described under “Risk Factors” in the Company’s Annual Information Form for the year ended April 30, 2021 (the “AIF”) and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at www.sedar.com. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws. Investors are urged to read the Company’s subsequent filings, which can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or the Electronic Data Gathering Analysis and Retrieval (“EDGAR”) at www.sec.gov.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is also subject to Canadian auditor independence standards, as well as certain U.S. federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States). The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and the audit is subject to Canadian auditing and auditor independence standards. In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant. Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies.

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, attached as Exhibit 99.1 to this annual report on Form 40-F, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this annual report on Form 40-F and in any document incorporated by reference herein or therein have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) classification system or the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (“JORC”), as applicable. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves (the “CIM Definition Standard”) adopted by the CIM.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 have been rescinded and replaced. As a foreign private issuer filing an annual report on this Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system (“MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. However, if the Company either ceases to be a “foreign private issuer” or ceases to be entitled to file reports under the MJDS, then the Company will be required to provide disclosure on its mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure the Company provides on its mineral properties in this annual report on Form 40-F and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definition Standards.

United States investors are cautioned that while the above terms are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves,” “probable reserves,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources,” investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition to NI 43-101, certain resource estimates included in this annual report on Form 40-F and in the documents incorporated herein and therein by reference have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and the United States securities laws. Accordingly, information contained in this annual report on Form 40-F and the portions of documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with U.S. federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this annual report on Form 40-F:

(a)	Annual Information Form of Uranium Royalty Corp. for the fiscal year ended April 30, 2021.

(b)	Management’s Discussion and Analysis of Uranium Royalty Corp. for the fiscal year ended April 30, 2021.

(c)	Consolidated Financial Statements of Uranium Royalty Corp. for the fiscal years ended April 30, 2021 and April 30, 2020.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars and references to “$” are to Canadian dollars. References to “US$” are to U.S. dollars; references to “A$” are to Australian dollars; and references to “£” are to UK pounds sterling. The exchange rate of Canadian dollars into United States dollars, on April 30, 2021, based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2285. The exchange rate of United States dollars into Canadian dollars, on July 27, 2021 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00-CDN$1.2578.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Company’s principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control Over Financial Reporting. This annual report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation report of the registered public accounting firm. This annual report on Form 40-F does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. In addition, in accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”), the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this annual report for so long as the Company remains an EGC.

Changes in internal control over financial reporting. During the period covered by this annual report on Form 40-F, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended April 30, 2021.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors (the “Board”) has determined that Neil Gregson is (i) an audit committee financial expert, under the applicable criteria prescribed by the SEC in the general instructions of Form 40-F and (ii) independent, under the applicable listing rules of the Nasdaq Stock Market LLC.

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person as “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

CODE OF ETHICS

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”), by which it and all employees, officers and directors of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended April 30, 2021. The Code is posted on the Company’s website at https://www.uraniumroyalty.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website within five business days of the amendment or waiver and such information will remain available for a twelve-month period. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” in the Company’s Annual Information Form for the fiscal year ended April 30, 2021, filed as Exhibit 99.1 to this annual report on Form 40-F.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Pre-Approval Policies and Procedures” on page 63 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. All fees have been pre-approved by the Audit Committee and therefore none of the services therein were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any “off-balance sheet arrangements” (as that term is defined in paragraph (11) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the Registrant’s contractual obligations, including payments due for each of the next five years and thereafter as at April 30, 2021:

	Payments due by period
Contractual Obligations	Total C$	less than 1 year C$	1-3 years C$	3-5 years C$	more than 5 years C$
Government Loan Payable	$40,000	-	$40,000	-	-
Office Lease	30,000	30,000
Total	$70,000	30,000	$40,000	-	-

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The members of the audit committee are: Neil Gregson, David Neuberger and Vina Patel.

MINE SAFETY DISCLOSURE

Not Applicable.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant discloses on its website, https://www.uraniumroyalty.com, each requirement of the Nasdaq Stock Market Rules that it does not follow and describes the home country practice followed in lieu of such requirements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

The Company has previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any changes to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 28, 2021

URANIUM ROYALTY CORP.

By:	/s/ Josephine Man
Name:	Josephine Man
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the fiscal year ended April 30, 2021
99.2	Management’s Discussion and Analysis for the fiscal year ended April 30, 2021
99.3	Consolidated Financial Statements for the fiscal years ended April 30, 2021 and April 30, 2020
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Pieter I. Du Plessis, P. Geo
99.10	Consent of Darcy Hirsekorn

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Calculation Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Document

