Form 40-F
period 2022-04-30
Uranium Royalty Corp.
filed 2022-07-27
CIK 1711570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
40-F
[Check one]
[  ]
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]
ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2022	Commission File Number: 001-40359
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
95,546,314
.
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
Uranium Royalty Corp. (the “
Company
”) is a Canadian public company whose common shares are listed on the TSX Venture Exchange and on the Nasdaq Capital Market. The Company is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “
Exchange Act
”), on Form
40-F
pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined by Rule
3b-4
under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule
3a12-3.
References to the “
Registrant
” or “
Company
” in this annual report mean Uranium Royalty Corp. and its subsidiaries, unless the context suggests otherwise.
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
on the Company and global markets; risks related to interest rate fluctuations and foreign exchange rate fluctuations; alternatives to and changing demand for uranium; the absence of any public market for uranium; changes in the technologies pertaining to the use of uranium; potential conflicts of interests; actual results differing materially from management estimates and assumptions; fluctuations in the value of the Canadian dollar; changes in legislation, including permitting and licensing regimes and taxation policies; risks relating to buy-back
and similar rights held by the operators of the Company’s interests; royalties, streams and similar interests may not be honoured by operators of a project; any inability of the Company to obtain necessary financing when required on acceptable terms or at all; risks related to the competitive nature of the royalty and streaming business; regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located; influence of macroeconomic developments; reduced access to debt and equity capital; any inability of the Company to execute its growth strategy; any inability to attract and retain key employees; litigation; title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests; excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests; rate and timing of production differences from resource and reserve estimates; risks associated with First Nations land claims; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and the other risks described under “Risk Factors” in the Company’s Annual Information Form for the year ended April 30, 2022 (the “
AIF
”) and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at
www.sedar.com
. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws. Investors are urged to read the Company’s subsequent filings, which can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“
SEDAR
”) at
www.sedar.com
or the Electronic Data Gathering Analysis and Retrieval (“
EDGAR
”) at
www.sec.gov
.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form
40-F
in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is also subject to Canadian auditor independence standards, as well as certain U.S. federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States). The Company prepares its financial statements, which are filed with this annual report on Form
40-F,
in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant. Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies.
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
43-101
–
Standards of Disclosure for Mineral Projects
(“
NI 43-101
”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “
CIM
”) classification system or the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (“
JORC
”), as applicable. NI
43-101
is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with
NI 43-101,
the Company uses the terms mineral reserves and resources as they are defined in accordance with the
CIM Definition Standards on Mineral Resources and Reserves
(the “
CIM Definition Standard
”) adopted by the CIM.
The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “
SEC Modernization Rules
”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 have been rescinded and replaced. As a foreign private issuer filing an annual report on this Form
40-F
with the SEC pursuant to the multi-jurisdictional disclosure system (“
MJDS
”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under
NI 43-101
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
Exhibits 99.1
,
99.2
and
99.3
hereto, are hereby incorporated by reference into this annual report on Form
40-F:

(a)	Annual Information Form of Uranium Royalty Corp. for the fiscal year ended April 30, 2022.

(b)	Management’s Discussion and Analysis of Uranium Royalty Corp. for the fiscal year ended April 30, 2022.

(c)	Consolidated Financial Statements of Uranium Royalty Corp. for the fiscal years ended April 30, 2022 and April 30, 2021.
CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form
40-F
are in Canadian dollars and references to “$” are to Canadian dollars. References to “US$” are to U.S. dollars; references to “A$” are to Australian dollars; and references to “£” are to UK pounds sterling. The exchange rate of Canadian dollars into United States dollars, on April 30, 2022, based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2284. The exchange rate of United States dollars into Canadian dollars, on July 26, 2022 based upon the daily average exchange rate as published by the Bank of Canada, was
U.S.$1.00-CDN$1.2883.
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
Management’s Annual Report on Internal Control Over Financial Reporting
. The Company’s management, including the Company’s principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of April 30, 2022. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at April 30, 2022.
Attestation report of the registered public accounting firm.
This annual report on Form
40-F
does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. In addition, in accordance with the United States Jumpstart Our Business Startup Act (the “
JOBS Act
”), the Company qualifies as an “emerging growth company” (an “
EGC
”), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this annual report for so long as the Company remains an EGC.
Changes in internal control over financial reporting.
During the period covered by this annual report on Form
40-F,
there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended April 30, 2022.
AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board of Directors (the “
Board
”) has determined that Neil Gregson is (i) an audit committee financial expert, under the applicable criteria prescribed by the SEC in the general instructions of Form
40-F
and (ii) independent, under the applicable listing rules of the Nasdaq Stock Market LLC.
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
CODE OF ETHICS
The Board has adopted a written Code of Business Conduct and Ethics (the “
Code
”), by which it and all employees, officers and directors of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended April 30, 2022. The Code is posted on the Company’s website at
https://www.uraniumroyalty.com
. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website within five business days of the amendment or waiver and such information will remain available for a twelve-month period. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP, Vancouver, Canada, Auditor Firm ID:271, is the Company’s independent registered public accounting firm.
The required disclosure is included under the heading “Audit Committee” in the Company’s Annual Information Form for the fiscal year ended April 30, 2022, filed as
Exhibit 99.1
to this annual report on Form
40-F.
For a description of the Company’s
pre-approval
policies and procedures related to the provision of
non-audit
services, see
“Pre-Approval
Policies and Procedures” on page 69 of the AIF, which is attached as
Exhibit 99.1
to this annual report on Form
40-F
and incorporated by reference herein. The fees for services rendered by PricewaterhouseCoopers are set forth on page 69 of the AIF. All fees have been pre-approved
by the Audit Committee and therefore none of the services therein were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(c) of Rule
2-01
of Regulation
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
CONTRACTUAL OBLIGATIONS
Information regarding our material cash requirements from known contractual and other obligations is included in the section entitled “Contractual Obligations” contained in the Management Discussion and Analysis filed as Exhibit 99.2 to this Annual Report.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule
10A-3.
The members of the audit committee are: Neil Gregson, John Griffith and Vina Patel.
MINE SAFETY DISCLOSURE
Not Applicable.
NASDAQ CORPORATE GOVERNANCE
A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “
Nasdaq Stock Market Rules
”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant discloses on its website,
https://www.uraniumroyalty.com
, each requirement of the Nasdaq Stock Market Rules that it does not follow and describes the home country practice followed in lieu of such requirements.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.
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

8

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 27, 2022

URANIUM ROYALTY CORP.

By:	/s/ Josephine Man
Name:	Josephine Man
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the fiscal year ended April 30, 2022
99.2	Management’s Discussion and Analysis for the fiscal year ended April 30, 2022
99.3	Consolidated Financial Statements for the fiscal years ended April 30, 2022 and April 30, 2021
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Pieter I. Du Plessis, P. Geo
99.10	Consent of Darcy Hirsekorn

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Calculation Linkbase

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)