Form 40-F
period 2023-04-30
Uranium Royalty Corp.
filed 2023-07-13
CIK 1711570

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2023	Commission File Number: 001-40359

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 99,803,729.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [ ]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

EXPLANATORY NOTE

Uranium Royalty Corp. (the "Company") is a Canadian public company whose common shares are listed on the Toronto Stock Exchange and on the Nasdaq Capital Market. The Company is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a "foreign private issuer" as defined by Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

References to the "Registrant" or "Company" in this annual report mean Uranium Royalty Corp. and its subsidiaries, unless the context suggests otherwise.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto may contain certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of the Company's beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, and within the meaning of Canadian securities laws, collectively referred to as "forward-looking statements." The forward-looking statements contained in this annual report on Form 40-F are made only as of the date hereof. The forward-looking statements contained in the exhibits incorporated by reference in this annual report on Form 40-F are made only as of the respective dates set forth in such exhibits. The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Without limitation, these statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate," "plan," "contemplate," "continue," "estimate," "expect," "intend," "propose," "might," "may," "will," "shall," "project," "should," "could," "would," "believe," "predict," "forecast," "target," "aim," "pursue," "potential," "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied on. In addition, this annual report and the exhibits attached hereto may contain forward-looking statements attributed to third-party industry sources.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including, among other things, the following: market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; the ongoing operation of the properties in which the Company holds or may hold uranium interests; future operations and developments on the properties in which the Company holds or may hold interests; and, the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company’s interests. Without limitation, this annual report and the exhibits attached hereto contain forward-looking statements pertaining to the following: the ongoing operation of the properties in which the Company holds or may hold uranium interests; future events or future performance; the impact of general business and economic conditions; future debt levels, financial capacity, liquidity and capital resources; anticipated future sources of funds to meet working capital requirements; expectations regarding uranium prices and the impacts of U.S. and other governmental policies on uranium demand; expectations regarding supply and demand for uranium; conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used; expectations regarding the Company's business plans, strategies, growth and results of operations; the Company's dividend policy; the financial and operational strength of counterparties; production volumes; mineral resources and mine life; governmental regulatory regimes with respect to environmental matters; and governmental taxation regimes.

Investors are cautioned that forward-looking statements are not guarantees of future performance and actual results could differ materially from those anticipated in these forward-looking statements as a result of the following risk factors: limited or no access to data or the operations underlying the Company's interests; dependence on third-party operators; risks related to political unrest in Kazakhstan, which could negatively impact the Company's investment in Yellow Cake plc ("Yellow Cake") and its option to purchase uranium from Yellow Cake; dependence on future payments from owners and operators of the Company's royalty and other interests; royalties, streams and similar interests may not be honoured by operators of a project; risks relating to buy-back and similar rights held by the operators of the Company's interests; the impact of project costs on profit-based royalties, such as net profit interest or net proceeds royalties; risks faced by owners and operators of the properties underlying the Company's interests; title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests; excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests; volatility in market prices and demand for uranium and the market price of the Company's other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine and the political unrest in Kazakhstan; changes in general economic, financial, market and business conditions in the industries in which uranium is used; risks related to mineral reserve and mineral resource estimates, including rate and timing of production differences from resource and reserve estimates; risks related to the public acceptance of nuclear energy in relation to other energy sources; alternatives to and changing demand for uranium; the absence of any public market for uranium; changes in the technologies pertaining to the use of uranium; changes in legislation, including permitting and licensing regimes and taxation policies, including regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or other interests are located; risks related to epidemics, pandemics and other health crises; investment price risks, which may affect the value of the Company’s current and future equity investments, including those in Yellow Cake and Queen's Road Capital Investment Ltd. ("QRC"); commodities price risks, which may affect revenue derived by the Company from its asset portfolio; risks associated with future acquisitions; effects of competition and pricing pressures; actual results differing materially from management estimates and assumptions; any inability of the Company to obtain necessary financing when required on acceptable terms or at all; risks related to the competitive nature of the royalty and streaming business; macroeconomic developments and changes in general economic, financial, market and business conditions in the industries in which uranium is used; liquidity risks in connection with the Company's equity investments, including those in Yellow Cake and QRC; reduced access to debt and equity capital; fluctuations in the value of the Canadian dollar; fluctuations in the market prices of the Company's investments; risks related to interest rate fluctuations and foreign exchange rate fluctuations; any inability of the Company to execute its growth strategy; any inability to attract and retain key employees; litigation; risks associated with First Nations land claims; potential conflicts of interests; any inability to ensure compliance with anti-bribery and anti-corruption laws; any future expansion of the Company's business activities; any failure to maintain effective internal controls; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and the other risks described under "Risk Factors" in the Company's annual information form for the year ended April 30, 2023 (the "AIF") and other filings with the Canadian securities regulatory authorities, copies of which are available under its profile at www.sedar.com. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws. Investors are urged to read the Company’s subsequent filings, which can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com or the Electronic Data Gathering Analysis and Retrieval ("EDGAR") at www.sec.gov.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is also subject to Canadian auditor independence standards, as well as certain U.S. federal securities laws and the applicable rules and regulations of the United States Securities and Exchange Commission (the "SEC") and the Public Company Accounting Oversight Board (United States).

The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant. Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies.

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

The Company's AIF, attached as Exhibit 99.1 to this annual report on Form 40-F, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this annual report on Form 40-F and in any document incorporated by reference herein or therein have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), the CIM Definition Standards on Mineral Resources and Reserves as adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Standards"), the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC"), or Subpart 1300 of Regulation S-K ("S-K 1300"), as applicable. NI 43-101 is a rule developed by the Canadian securities regulatory authorities, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits disclosure of a "historical estimate" (as defined in NI 43-101) using historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

The SEC has adopted mining disclosure rules under S-K 1300. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure under S-K 1300 and will continue to provide disclosure under NI 43-101. Under S-K 1300, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while terms are substantially similar to CIM Standards, there are differences in the definitions under S-K 1300 and the CIM Standards and there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under S-K 1300.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under S-K 1300.

Certain resource estimates disclosed herein, have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and S-K 1300. Accordingly, information contained herein may contain descriptions of the projects underlying the Company’s interests that differ from similar information made available by Canadian and United States issuers.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this annual report on Form 40-F:

(a)	Annual Information Form of Uranium Royalty Corp. for the fiscal year ended April 30, 2023.

(b)	Management’s Discussion and Analysis of Uranium Royalty Corp. for the fiscal year ended April 30, 2023.

(c)	Audited Annual Consolidated Financial Statements of Uranium Royalty Corp. for the fiscal years ended April 30, 2023 and April 30, 2022.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars and references to "$" are to Canadian dollars. References to "US$" are to United States dollars; references to "A$" are to Australian dollars; and references to "£" are to UK pounds sterling. The exchange rate of Canadian dollars into United States dollars, on April 30, 2023, based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3578. The exchange rate of United States dollars into Canadian dollars, on July 12, 2023 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00-CDN$1.3188.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the Company's principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

Management's Annual Report on Internal Control Over Financial Reporting. The Company's management, including the Company’s principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over the Company's internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

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

The Company's management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of April 30, 2023. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at April 30, 2023.

Attestation report of the registered public accounting firm. This annual report on Form 40-F does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. In addition, in accordance with the United States Jumpstart Our Business Startup Act (the "JOBS Act"), the Company qualifies as an "emerging growth company" (an "EGC"), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company's independent auditor assess the Company's internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this annual report for so long as the Company remains an EGC.

Changes in internal control over financial reporting. Other than the introduction of new internal controls relating to the implementation of a new process for revenue recognition, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this annual report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended April 30, 2023.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors (the "Board") has determined that Neil Gregson is (i) an audit committee financial expert, under the applicable criteria prescribed by the SEC in the general instructions of Form 40-F and (ii) independent, under the applicable listing rules of the Nasdaq Stock Market LLC.

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person as "expert" for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

CODE OF ETHICS

The Board has adopted a written Code of Business Conduct and Ethics (the "Code"), by which it and all employees, officers and directors of the Company, including the Company's principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended April 30, 2023.

The Code is posted on the Company's website at https://www.uraniumroyalty.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company's website within five business days of the amendment or waiver and such information will remain available for a twelve-month period. Unless and to the extent specifically referred to herein, the information on the Company's website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP, Vancouver, Canada, Auditor Firm ID:271, is the Company’s independent registered public accounting firm.

The required disclosure is included under the heading "Audit Committee" in the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F.

For a description of the Company's pre-approval policies and procedures related to the provision of non-audit services, see "Pre-Approval Policies and Procedures" on page 74 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. The fees for services rendered by PricewaterhouseCoopers LLP are set forth on page 74 of the AIF. All fees have been pre-approved by the Audit Committee and therefore none of the services therein were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any "off-balance sheet arrangements" (as that term is defined in paragraph (11) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

Information regarding our material cash requirements from known contractual and other obligations is included in the section entitled "Contractual Obligations" contained in the Management Discussion and Analysis filed as Exhibit 99.2 to this annual report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The members of the audit committee are: Neil Gregson, John Griffith and Vina Patel.

MINE SAFETY DISCLOSURE

Not Applicable.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the "Nasdaq Stock Market Rules") the Company must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant discloses on its website, https://www.uraniumroyalty.com, each requirement of the Nasdaq Stock Market Rules that it does not follow and describes the home country practice followed in lieu of such requirements.

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

Date: July 13, 2023

URANIUM ROYALTY CORP.

By:	/s/ Josephine Man
Name:	Josephine Man
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the fiscal year ended April 30, 2023
99.2	Management’s Discussion and Analysis for the fiscal year ended April 30, 2023
99.3	Audited Annual Consolidated Financial Statements for the fiscal years ended April 30, 2023 and April 30, 2022
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Darcy Hirsekorn
101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Calculation Linkbase
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)