Form 40-F
period 2024-04-30
Uranium Royalty Corp.
filed 2024-07-24
CIK 1711570

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2024	Commission File Number: 001-40359

URANIUM ROYALTY CORP.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

1090

(Primary Standard Industrial Classification Code Number (if applicable))

98-1507764

(I.R.S. Employer

Identification Number (if applicable))

Suite 1830, 1188 West Georgia Street,

Vancouver, British Columbia, V6E 4A2, Canada

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 120,554,333.

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

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including, among other things, the following: market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; the ongoing operation of the properties in which the Company holds or may hold uranium interests; future operations and developments on the properties in which the Company holds or may hold interests; and, the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company's interests. Without limitation, this annual report and the exhibits attached hereto contain forward-looking statements pertaining to the following: the ongoing operations of the properties in which the Company holds or may hold uranium interests; future events or future performance; the impact of general business and economic conditions; future financial capacity, liquidity and capital resources; anticipated future sources of funds to meet working capital and strategic requirements; future capital expenditures and contractual commitments; expectations regarding the Company's business plans, strategies, growth and results of operations; the financial and operational strength of counterparties; expectations respecting future financial results; expectations with respect to the Company's financial position; expectations regarding uranium prices and the impacts of United States and other governmental policies on uranium demand; expectations regarding supply and demand for uranium; conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used; production volumes; mineral resources and mine life; and governmental regulatory regimes with respect to environmental matters.

Investors are cautioned that forward-looking statements are not guarantees of future performance and actual results could differ materially from those anticipated in these forward-looking statements as a result of the following risk factors: limited or no access to data or the operations underlying the Company's interests; dependence on third party operators; risks related to political unrest in Kazakhstan, which could negatively impact the Company's option to purchase uranium from Yellow Cake plc ("Yellow Cake"); dependence on future payments from owners and operators; a majority of the Company's assets are non-producing; royalties, streams and similar interests may not be honoured by operators of a project; defects in or disputes relating to the existence, validity, enforceability, terms and geographic extent of royalties, streams and similar interests; royalty, stream and similar interests may be subject to buy-down right provisions or pre-emptive rights; project costs may influence the Company's future royalty returns; risks faced by owners and operators of the properties underlying the Company's interests; title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests; excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties underlying the Company's royalties, streams or similar interests; volatility in market prices and demand for uranium and the market price of the Company's other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine and the political unrest in Kazakhstan; changes in general economic, financial, market and business conditions in the industries in which uranium is used; risks related to mineral reserve and mineral resource estimates; replacement of depleted mineral reserve; the public acceptance of nuclear energy in relation to other energy sources; alternatives to and changing demand for uranium; the absence of any public market for uranium; changes in legislation, including permitting and licensing regimes and taxation policies; the effects of the spread of illness or other public health emergencies; commodities price risks, which may affect revenue derived by the Company from its asset portfolio; risks associated with future acquisitions; competition and pricing pressures; any inability of the Company to obtain necessary financing when required on acceptable terms or at all; regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located; compliance with laws and regulations relating to environmental, social and governance matters; macroeconomic developments and changes in general economic, financial, market and business conditions; fluctuations in the market prices of the Company's investments; liquidity in equity investments; fluctuations in the foreign exchange rate; any inability to attract and retain key employees; disruptions to the information technology systems of the Company or third-party service providers; litigation; risks associated with First Nations land claims; potential conflicts of interests; any inability to ensure compliance with anti-bribery and anti-corruption laws; any future expansion of the Company's business activities outside areas of expertise; any failure to maintain effective internal controls; negative cash flow from operating activities; and the other risks described under "Risk Factors" in the Company's annual information form for the year ended April 30, 2024 (the "AIF") and other filings with the Canadian securities regulatory authorities, copies of which are available under its profile at www.sedarplus.ca. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws. Investors are urged to read the Company's subsequent filings, which can be viewed online under the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedarplus.ca or the Electronic Data Gathering Analysis and Retrieval at www.sec.gov.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is also subject to Canadian auditor independence standards, as well as certain U.S. federal securities laws and the applicable rules and regulations of the United States Securities and Exchange Commission (the "SEC") and the Public Company Accounting Oversight Board (United States).

The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board ("IFRS").

In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant. Consequently, the Company's financial statements may not be comparable to those prepared by U.S. companies.

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

Certain resource estimates disclosed herein, have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and S-K 1300. Accordingly, information contained herein may contain descriptions of the projects underlying the Company's interests that differ from similar information made available by Canadian and United States issuers.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this annual report on Form 40-F:

(a)	Annual Information Form of Uranium Royalty Corp. for the fiscal year ended April 30, 2024.

(b)	Management’s Discussion and Analysis of Uranium Royalty Corp. for the fiscal year ended April 30, 2024.

(c)

Annual Consolidated Financial Statements of Uranium Royalty Corp. for the fiscal years ended April 30, 2024 and April 30, 2023 together with the Report of Independent Registered Public Accounting Firm thereon.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars and references to "$" are to Canadian dollars. References to "US$" are to United States dollars; references to "A$" are to Australian dollars; and references to "£" are to UK pounds sterling. The exchange rate of Canadian dollars into United States dollars, on April 30, 2024, based upon the daily average exchange rate as published by the Bank of Canada, was US$1.00=$1.3746. The exchange rate of United States dollars into Canadian dollars, on July 23, 2024 based upon the daily average exchange rate as published by the Bank of Canada, was US$1.00=$1.3768.

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

The Company's management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of April 30, 2024. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at April 30, 2024.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended April 30, 2024.

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

CODE OF ETHICS

The Board has adopted a written Code of Business Conduct and Ethics (the "Code"), by which it and all employees, officers and directors of the Company, including the Company's principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended April 30, 2024.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP, Vancouver, Canada, Auditor Firm ID:271, is the Company's Independent Registered Public Accounting Firm.

The required disclosure is included under the heading "Audit Committee" in the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F.

For a description of the Company's pre-approval policies and procedures related to the provision of non-audit services, see "Pre-Approval Policies and Procedures" on page 83 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. The fees for services rendered by PricewaterhouseCoopers LLP are set forth on page 83 of the AIF. All fees have been pre-approved by the Audit Committee and therefore none of the services therein were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Neil Gregson, Vina Patel and Amir Adnani. Mr. Gregson and Ms. Patel are independent directors under NI 52-110. Mr. Adnani was appointed to the committee on October 12, 2023, to fill the vacancy created on the committee as a result of a director not standing for re-election at the Company's annual general meeting in 2023. The Company has relied upon certain exemptions from applicable Nasdaq Stock Market LLC, United States and Canadian securities laws with respect to audit committee member independence since Mr. Adnani is not treated by the Board as an independent director. Mr. Adnani's membership on the Audit Committee is temporary and the Board is actively looking to appoint additional independent director(s).

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

Not Applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

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

The Company has previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any changes to the name or address of the Company's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 24, 2024

URANIUM ROYALTY CORP.

By:	/s/ Josephine Man
Name:	Josephine Man
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
19	Insider Trading Policy
97	Clawback Policy
99.1	Annual Information Form for the fiscal year ended April 30, 2024
99.2	Management's Discussion and Analysis for the fiscal year ended April 30, 2024
99.3	Audited Annual Consolidated Financial Statements for the fiscal years ended April 30, 2024 and April 30, 2023, together with the Report of Independent Registered Public Accounting Firm thereon
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Darcy Hirsekorn
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)