Form 40-F
period 2025-04-30
Uranium Royalty Corp.
filed 2025-07-16
CIK 1711570

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2025	Commission File Number: 001-40359

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 133,636,119.

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

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report on Form 40-F and the exhibits attached hereto constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, collectively referred to as "forward-looking statements." The forward-looking statements contained in this annual report on Form 40-F are made only as of the date hereof. The forward-looking statements contained in the exhibits incorporated by reference in this annual report on Form 40-F are made only as of the respective dates set forth in such exhibits. The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law. Statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate," "plan," "contemplate," "continue," "estimate," "expect," "intend," "propose," "might," "may," "will," "shall," "project," "should," "could," "would," "believe," "predict," "forecast," "target," "aim," "pursue," "potential," "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied on. In addition, this annual report and the exhibits attached hereto may contain forward-looking statements attributed to third-party industry sources.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including, among other things, the following: market prices of uranium; global economic and financial conditions; global political conditions and trade policies; demand for uranium; uranium supply; industry conditions; the ongoing operation of the properties in which the Company holds or may hold uranium interests; future operations and developments on the properties in which the Company holds or may hold interests; and, the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company's interests.

Without limitation, this annual report and the exhibits attached hereto contain forward-looking statements pertaining to the following: the ongoing operations of the properties in which the Company holds or may hold uranium interests; future events or performance; the impact of general business and economic conditions; future financial capacity, liquidity and capital resources; anticipated future sources of funds to meet working capital requirements; future capital expenditures and contractual commitments; expectations respecting future financial results; expectations with respect to the Company's financial position; expectations regarding uranium prices and the impacts of the United States and other governmental policies on uranium demand; expectations regarding supply and demand for uranium; conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used; expectations regarding the Company's business plans, strategies, growth and results of operations; the financial and operational strength of counterparties; production volumes; mineral resources and mine life; and governmental regulatory regimes with respect to environmental matters.

Investors are cautioned that forward-looking statements are not guarantees of future performance and actual results could differ materially from those anticipated in these forward-looking statements as a result of the following risk factors: limited or no access to data or the operations underlying the Company's interests; dependence on third party operators; dependence on future payments from owners and operators; a majority of the Company's assets are non-producing; royalties, streams and similar interests may not be honoured by operators of a project; defects in or disputes relating to the existence, validity, enforceability, terms and geographic extent of royalties, streams and similar interests; royalty, stream and similar interests may be subject to buy-down right provisions or pre-emptive rights; project costs may influence the Company's future royalty returns; risks faced by owners and operators of the properties underlying the Company's interests; title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests; excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties underlying royalties, streams or similar interests; volatility in market prices and demand for uranium and the market price of the Company's other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine; changes in general economic, financial, market and business conditions in the industries in which uranium is used; risks related to mineral reserve and mineral resource estimates; replacement of depleted mineral reserve; the public acceptance of nuclear energy in relation to other energy sources; alternatives to and changing demand for uranium; the absence of any public market for uranium; changes in legislation, including permitting and licensing regimes and taxation policies; the effects of the spread of illness or other public health emergencies; commodities price risks, which may affect revenue derived by the Company from its asset portfolio; risks associated with future acquisitions; competition and pricing pressures; any inability of the Company to obtain necessary financing when required on acceptable terms or at all; regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located; compliance with laws and regulations relating to environmental, social and governance matters; macroeconomic developments and changes in global general economic, financial, market and business conditions, including as a result of changes in trade policies and regulations; fluctuations in the market prices of the Company's investments; liquidity in equity investments; fluctuations in foreign exchange rate; any inability to attract and retain key employees; disruptions to the information technology systems of the Company or third-party service providers; litigation; risks associated with First Nations land claims; potential conflicts of interest; any inability to ensure compliance with anti-bribery and anti-corruption laws; any future expansion of the Company's business activities of outside areas of expertise; any failure to maintain effective internal controls; negative cash flow from operating activities; and the other risks described under "Risk Factors" in the Company's annual information form for the year ended April 30, 2025 (the "AIF") and other filings with the Canadian securities regulatory authorities, copies of which are available under its profile at www.sedarplus.ca. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws. Investors are urged to read the Company's subsequent filings, which can be viewed online under the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedarplus.ca or the Electronic Data Gathering Analysis and Retrieval at www.sec.gov.

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

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

The Company's AIF, attached as Exhibit 99.1 to this annual report on Form 40-F, has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this annual report on Form 40-F and in the exhibits attached hereto have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), the CIM Definition Standards on Mineral Resources and Reserves as adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Standards"), the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC"), or Subpart 1300 of Regulation S-K ("S-K 1300"), as applicable.

As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure under S-K 1300, which is applicable to domestic issuers in the United States. United States investors are cautioned that while terms are substantially similar to CIM Standards, there are differences in the definitions under S-K 1300 and the CIM Standards and there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under S-K 1300.

Investors are also cautioned that they should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under S-K 1300.

The owners and operators of certain projects underlying the Company's interests have prepared resource estimates which are referenced in this annual report on Form 40-F, the exhibits attached hereto or in the Company's other disclosure documents, under JORC and/or S-K 1300, which differ from the requirements of NI 43-101. Accordingly, information contained in this annual report on Form 40-F and the exhibits attached hereto may contain descriptions of the projects underlying the Company's interests that differ from similar project information made available by other Canadian and United States issuers.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this annual report on Form 40-F:

(a)	Annual Information Form of Uranium Royalty Corp. for the fiscal year ended April 30, 2025.

(b)	Management’s Discussion and Analysis of Uranium Royalty Corp. for the fiscal year ended April 30, 2025.

(c)

Annual Consolidated Financial Statements of Uranium Royalty Corp. for the fiscal years ended April 30, 2025 and April 30, 2024 together with the Report of Independent Registered Public Accounting Firm thereon.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars and references to "$" are to Canadian dollars. References to "US$" are to United States dollars; and references to "A$" are to Australian dollars. The exchange rate of Canadian dollars into United States dollars, on April 30, 2025, based upon the daily average exchange rate as published by the Bank of Canada, was US$1.00=$1.3940. The exchange rate of United States dollars into Canadian dollars, on July 15, 2025 based upon the daily average exchange rate as published by the Bank of Canada, was US$1.00=$1.3710.

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

The Company's management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of April 30, 2025. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at April 30, 2025.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended April 30, 2025.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors (the "Board") has determined that Ken Robertson is (i) an audit committee financial expert, under the applicable criteria prescribed by the SEC in the general instructions of Form 40-F and (ii) independent, under the applicable listing rules of the Nasdaq Stock Market LLC.

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

CODE OF ETHICS

The Board has adopted a written Code of Business Conduct and Ethics (the "Code"), by which it and all employees, officers and directors of the Company, including the Company's principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended April 30, 2025.

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

For a description of the Company's pre-approval policies and procedures related to the provision of non-audit services, see the section entitled "Pre-Approval Policies and Procedures" contained in the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. The fees for services rendered by PricewaterhouseCoopers LLP are included in the section entitled "Pre-Approval Policies and Procedures" of the AIF. All fees have been pre-approved by the Audit Committee and therefore none of the services therein were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Ken Robertson (Chair), Donna Wichers, Neil Gregson and Vina Patel. Each member of the Audit Committee is (i) financially literate under Canadian National Instrument 52-110 – Audit Committees and (ii) independent under Rule 10A-3 of the Exchange Act, Rule 5605(a)(2) of the listing rules of the Nasdaq Stock Market LLC (the "Nasdaq Stock Market Rules") and Canadian National Instrument 52-110 – Audit Committees.

MINE SAFETY DISCLOSURE

Not Applicable.

NASDAQ CORPORATE GOVERNANCE

As a foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq Stock Market Rules, the Company must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Company discloses on its website, https://www.uraniumroyalty.com, each requirement of the Nasdaq Stock Market Rules that it does not follow and describes the home country practice followed in lieu of such requirements.

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

Date: July 16, 2025

URANIUM ROYALTY CORP.

By:	/s/ Josephine Man
Name:	Josephine Man
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
97	Clawback Policy (incorporated by reference to Exhibit 97 to the Form 40-F filed with the SEC on July 24, 2024)
99.1	Annual Information Form for the fiscal year ended April 30, 2025
99.2	Management's Discussion and Analysis for the fiscal year ended April 30, 2025
99.3	Audited Annual Consolidated Financial Statements for the fiscal years ended April 30, 2025 and April 30, 2024, together with the Report of Independent Registered Public Accounting Firm thereon
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Darcy Hirsekorn
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
101.CAL	Inline XBRL Taxonomy Calculation Linkbase
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)